UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SECURITIES AND EXCHANGE COMMISSION,

Plaintiff,

-v-

ANATOLY HURGIN, ALEXANDER AUROVSKY, ABILITY COMPUTER & SOFTWARE INDUSTRIES LTD, and ABILITY INC.,

Defendants.

No. 19-cv-5705 (MKV)

ORDER GRANTING PLAINTIFF'S MOTION FOR PRELIMINARY INJUNCTION TO FREEZE CERTAIN ASSETS AND TO RESTRAIN AND ENJOIN DEFENDANTS FROM DISSIPATING ASSETS

Plaintiff the United States Securities and Exchange Commission (the "SEC") filed a motion seeking to freeze funds held in an escrow account pursuant to a "Put Option Escrow Agreement" between certain of the Defendants. *See* Motion for a Preliminary Injunction, ECF No. 75. Pursuant to that agreement, Individual Defendants Anatoly Hurgin and Alexander Aurovsky held an option to sell shares of corporate Defendant Ability, Inc. ("Ability") back to the company. *See* Complaint, ECF No. 1, ¶ 122; Memorandum in Opposition to Motion, ECF No. 84, at 6. Earlier in this action, Ability agreed to, and the Court entered a consent judgment encumbering those funds and prohibiting their use to pay the Individual Defendants, all with an intent to ensure that the funds would exist to satisfy any money judgment or forfeiture entered in this case. *See* Consent Judgment, ECF No. 37, § IV.

Recently, long after the company agreed to the consent judgment, Ability filed for certain relief in an Israeli bankruptcy court that could well have the effect of annulling that judgment and allow the company to withdraw the funds from the account in question for distribution to creditors, of which Individual Defendants are the company's largest. *See* Declaration of Donald

W. Searles in Support of Motion, ECF No. 75-2, ¶¶ 3-5. The SEC moved to freeze the assets in the escrow account. *See* ECF No. 75. The corporate Defendants did not appear to contest the motion but the Individual Defendants filed an opposition to the SEC's request. *See* ECF Nos. 83-84. The court has carefully reviewed all documents filed in connection with the motion and the record in this case to date. The Court held a hearing on the motion on July 29, 2021.

Because a preliminary asset freeze is a measure to maintain the status quo and imposes little burden, to succeed on a motion to freeze the assets, the SEC need only show that show "(1) a concern that the defendant will dissipate the assets within the defendant's control or will transfer the assets beyond the United States, and (2) either a likelihood of success on the merits or a basis to infer that the defendant violated the securities laws." *SEC v. Santillo*, 18-CV-5491 (JGK), 2018 WL 3392881, *2 (S.D.N.Y. July 11, 2018); *see also Smith v. SEC*, 653 F.3d 121, 128 (2d Cir. 2011) ("Where an asset freeze is involved, the SEC 'must show either a likelihood of success on the merits, or that an inference can be drawn that the party has violated the federal securities laws.'" (quoting *SEC v. Byers*, No. 08 Civ. 7104, 2009 WL 33434, at *3 (S.D.N.Y. Jan. 7, 2009))).

For the reasons stated on the record at the July 29 hearing, the Court finds that the SEC has met its burden. The SEC clearly has shown—and Defendants have not contested—that there is a risk that Defendants will dissipated the assets in the escrow account by means of the bankruptcy proceeding in Israel. Little, if any, burden is imposed by freezing the assets and maintaining the status quo since, Ability has effectively agreed in the consent judgment not to dissipate the assets, and the Individual Defendants, as officers and directors of Ability, are expressly bound by that judgment. *See* Consent Judgment § IV. The SEC also has proven that there is at least a basis to infer that Defendants violated the securities laws in the manner alleged

in the complaint in this action and discussed in the Court's opinion denying the Individual Defendants' motion to dismiss.

Defendants' primary argument that entering an order would conflict with rules of international comity are unavailing here, as discussed at the July 29 hearing. In particular, the Court finds that Ability's effort to defeat this Court's judgment—to which Ability consented—itself runs afoul of comity concerns and nullify the argument against the SEC's motion.

For these reasons, and for the other reasons stated on the record at the July 29 hearing, which are expressly incorporated here by reference, the Court finds that a preliminary injunction in the form of an asset freeze is necessary to preserve the status quo in this case. Accordingly,

IT IS HEREBY ORDERED, pending a final disposition in this action, the funds in the put escrow account are frozen, and that The Hermetic trust services (1939) Ltd. (formerly known as The Bank Leumi Le-Israel Trust Company, Ltd.) shall hold and retain within its control and otherwise prevent any withdrawal, pledge, encumbrance, assignment, dissipation, concealment or other disposal of any of the funds in the Put Escrow Account.

IT IS FURTHER ORDERED, pending a final disposition in this action, Defendants Ability, ACSI, Hurgin and Aurovsky, and their officers, agents, servants, employees, attorneys, trustees, and those persons in active concert or participation with them who receive actual notice of this Order, are preliminary restrained and enjoined and otherwise prevented from making any withdrawal, pledge, encumbrance, assignment, dissipation, concealment or other disposal or use of any of the funds in the put escrow account.

SO ORDERED.

Date: July 29, 2021
New York, NY

Mary Kay Vyskocil
MARY KAY VYSKOCIL
United States District Judge